Applied Digital Solutions, Inc.
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445

April 19, 2006

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:             Applied Digital Solutions, Inc.
Registration Statement on Form S-3D
Commission File No. 333-133249

Ladies and Gentlemen:

Pursuant to Rule 477(a) and (c) and Rule 478(c) of the Securities Act of 1933, as amended (the “Act”), Applied Digital Solutions, Inc. (the “Company”), hereby respectfully requests the withdrawal of the Registration Statement on Form S-3D (and all exhibits thereto)(the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on April 12, 2006. The Registration Statement was inadvertently filed as a Form S-3D due to a financial printer error and should have been filed as a Form S-3. The Company respectfully requests that its filing fees paid in connection with the Registration Statement be applied to its corrected filing on Form S-3. No securities were sold in connection with the Registration Statement.

The Company further requests:

1. That the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and

2. That an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating “Withdrawn upon the request of the registrant, the Commission consenting thereto.”

If you have any questions regarding this application for withdrawal, please contact the undersigned at (561) 805-8000.

Very truly yours,

/s/ Evan McKeown
Evan McKeown
                                      Senior Vice President, Chief Financial Officer